Exhibit 99.1

Nanox Announces That Board Has Approved Cost Reduction and Operational Efficiency Measures

The Board approved plan targets a 25%–30% reduction in annualized operating expenses, compared to annualized 2026 GAAP and non-GAAP operating expenses, once fully implemented, expected by the end of Q1 2027

Cost reduction aims to advance four strategic priorities: Nanox.ARC and Nanox Imaging Network (NIN) commercialization; commercial partnerships and business development; operational efficiency; and strengthening financial resources

Cost initiatives are intended to improve resources allocation while preserving critical product-development, regulatory and commercial capabilities

PETACH TIKVA, Israel, November 9, 2026 (GLOBE NEWSWIRE) -- NANO-X IMAGING LTD (NASDAQ: NNOX) ("Nanox" or the "Company"), an innovative medical imaging technology company, today announced that the Board of Directors of the Company (the “Board”) has approved a plan to reduce costs and improve operational efficiency. The plan approved by the Board is in addition to the Company’s previously announced cost reduction initiatives, including the restructuring of its South Korea operations, and is expected to reduce the Company’s operating expenses, extend its cash resources and enable the Company to focus on its core priorities.

The additional measures, together with previously implemented initiatives, are designed to achieve an annualized reduction of 25%–30% in the Company's GAAP and non-GAAP operating expenses, compared to annualized 2026 operating expenses, excluding one-time restructuring-related charges, once the measures are fully implemented, which the Company currently expects to occur by end of Q1 2027. The 25%–30% target includes the approximately $2 million in annual cost savings previously announced in connection with the restructuring of the Company's South Korea operations. The plan includes reductions in operating expenses, a reduction of the Company's global workforce, and other operational adjustments. The Company expects that, once fully implemented, these measures will reduce its ongoing cash burn. However, restructuring-related payments may increase cash outflows in the near term, and the timing and extent of any reduction in the Company’s ongoing cash burn will depend on the Company’s ability to implement the plan adopted by the Board and other factors affecting the Company's cash flows. In addition, Nanox continues to review further opportunities to reduce expenses and improve its operating efficiencies, including potential changes to certain manufacturing and supply chain arrangements, infrastructure expenditures and other operational activities. The scope, timing and implementation of these potential measures remain subject to further evaluation and, where applicable, any required third-party or regulatory consent.

In addition to the cost reduction and operational efficiency measures, the Company intends to focus on four priorities:

Nanox.ARC and Nanox Imaging Network (NIN): Seek to accelerate U.S. commercialization through channel partners, system installations, clinical adoption and utilization, while seeking to activate contracted NIN sites.

Commercial Partnerships: Strengthen distribution relationships, explore strategic opportunities for Nanox.AI and OEM capabilities, and advance teleradiology and healthcare IT activities, with the aim of supporting revenue growth.

Operational Efficiency: Reduce operating costs while preserving critical innovation, regulatory, supply continuity and commercial capabilities.

Financial Flexibility: Evaluate financing and strategic alternatives to support commercialization and liquidity. The Company is also considering measures to regain compliance with Nasdaq's minimum bid price requirement, as previously disclosed. There can be no assurance that financing will be available on acceptable terms, or at all, or that the Company will regain compliance.

The Company is also evaluating potential alternatives for its South Korea operations and certain other operations and assets, which may include divestitures, reductions in activity or discontinuation of operations, with the goal of preserving value where possible. No assurance can be given that these evaluations will result in any particular transaction or operational action, or that the Company will realize any particular value from the relevant assets or operations.

As previously disclosed in the Company's SEC filings, the Company has experienced recurring operating losses and negative cash flows from operations, and substantial doubt exists about its ability to continue as a going concern. The measures announced today are intended to address in part the Company's liquidity needs, but there can be no assurance that they will be sufficient to do so. The Company expects that it will need to obtain additional financing, which may not be available on acceptable terms, or at all.

“Our objective is to translate Nanox’s technological and clinical progress into measurable commercial performance while strengthening our financial foundation,” said Erez Meltzer, Chief Executive Officer and Acting Chairman. “We are taking important steps across four priorities: accelerating Nanox.ARC adoption and NIN utilization, deepening commercial and strategic partnerships, improving operational efficiency, and enhancing financial resilience. At the same time, we intend to preserve the critical innovation, regulatory and commercial capabilities needed to support our customers, channel partners and installed base. We believe this balanced approach is necessary to advance commercialization with greater discipline and accountability, while recognizing the financial challenges we face. We remain focused on managing our resources carefully and prioritizing the activities we believe are most important to our business.”

About Nanox

Nanox (NASDAQ: NNOX) is focused on driving the world’s transition to preventive health care by delivering an integrated, end-to-end medical imaging and healthcare services platform.

Nanox combines affordable imaging hardware, advanced AI-based solutions, cloud-based software, access to remote radiology, health IT solutions, and a marketplace to enable earlier detection, improved clinical efficiency, and broader access to care.

Nanox’s vision is to expand the reach of medical imaging both within and beyond traditional hospital settings by providing a seamless solution from scan to interpretation and beyond. By leveraging proprietary digital X-ray technology, AI-driven analytics, and a clinically driven approach, Nanox aims to enhance the efficiency of routine imaging workflows, support early detection of disease, and improve patient outcomes.

The Nanox ecosystem includes Nanox.ARC, a cost-effective, 3D multi-source digital tomosynthesis imaging system designed for ease of use and scalability; Nanox.AI, a suite of AI-based algorithms that augment the interpretation of routine CT imaging to identify early signs often associated with chronic disease; Nanox.CLOUD, a cloud-based platform for secure data management, storage, and advanced imaging analytics; Nanox.MARKETPLACE and USARAD Holdings, which provide access to remote radiology and cardiology experts and comprehensive teleradiology services; and Nanox Health IT, which combines deep healthcare IT expertise with leading technology partners to deliver RIS, PACS, AI, dictation, and secure infrastructure solutions that streamline workflows and support safer, more efficient care delivery.

By integrating imaging technology, AI, cloud infrastructure, clinical expertise, a marketplace, and health information technology, Nanox seeks to lower barriers to adoption, improve utilization, and advance preventive care worldwide. For more information, please visit www.nanox.vision

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect,” “target,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “may,” “will,” “could,” “seek,” and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these words. These include, among others, statements about the anticipated scope, timing, cost and benefits of the cost reduction and operational efficiency measures; the targeted 25%–30% reduction in the Company's annualized expense level; the expected effect on the Company's cash burn and liquidity; potential changes to manufacturing, supply chain and infrastructure arrangements; the Company's evaluation of potential alternatives for certain operations and assets, including possible divestitures, reductions in activity or discontinuation of operations; the Company's strategic priorities, including commercialization of Nanox.ARC, activation and utilization of NIN sites, commercial partnerships and revenue growth; its ability to preserve critical capabilities; its financing plans; and its efforts to regain compliance with Nasdaq listing requirements. These statements are based on management's current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. These risks include delays in, or inability to complete, implementation of the measures; lower cost savings or higher implementation costs and cash payments than expected; disruption of operations, research and development, regulatory activities, manufacturing, supply continuity, commercialization or customer relationships, or loss of key personnel as a result of the measures; failure to obtain required approvals or consents; inability to identify or complete any transaction or other alternative on acceptable terms, or at all, or to realize value from the relevant assets; uncertainty regarding market adoption, installations, utilization, reimbursement and collections, including the limited operating history and scale of NIN sites; inability to enter into or realize the anticipated benefits of commercial partnerships; inability to obtain additional financing on acceptable terms, or at all, and potential dilution from financing; substantial doubt about the Company's ability to continue as a going concern; inability to regain or maintain compliance with Nasdaq listing requirements and the risk of delisting; and the other risks described under “Risk Factors” in the Company's Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 30, 2026, and in subsequent reports filed with or furnished to the SEC. Forward-looking statements speak only as of the date of this press release, and the Company undertakes no obligation to update them, except as required by law.

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